

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2014

Via E-mail
Dr. Barjinder Sohal
President and Chief Executive Officer
DNA Testing Centers, Corp.
2378 Parkhaven Blvd., Oakville, ON
L6H 0E7, Canada

> **Re: DNA Testing Centers, Corp.**
> **Registration Statement on Form S-1**
> **Filed October 24, 2014**
> **File No. 333-199589**

Dear Dr. Sohal:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please file financial statements for DNA Testing Centers Corp. pursuant to Article 3 of Regulation S-X.

2. Please explain your issuance of shares on January 21, 2014 for services rendered, as described on page 55, when you were not incorporated until July 3, 2014.

Prospectus Summary
Company Organization, page 5

3. Please include disclosure in this section addressing your acquisition of DNA Centers of Canada, Ltd., including the date of the acquisition, the purchase price, form of consideration given and the principal sellers.

Business, page 5

4. Please clarify here and on page 24 whether by "operations to date" you are referring to the period since your incorporation in Florida in July 2014 or to the formation of DNA Centers of Canada in 2009.   Please include in your response and revised disclosure an explanation why your operations have been devoted primarily to start-up and development activities when DNA Centers of Canada has been operative since 2009.

5. Please state here and where relevant in your Business section the approximate date you commenced product sales.

Risk Factors, page 6

6. Please remove the cross-reference to your Risk Factors section and include in your Prospectus Summary a brief discussion of the most material risks facing your operations and your proposed offering.

The Offering, page 6

7. Please disclose the date(s) of the private placement to the selling shareholders. With respect to the 40,000 shares issued for services rendered, please disclose the implied price per share.

Risk Factors
Risks Related to Our Business
"We may be subject to product liability claims and have limited insurance coverage," page 11

8. Please amend the sub-caption of this risk factor to state that you in fact do not carry any property liability insurance coverage, as indicated in the body of the risk factor.

Risk Related to Our Management
"Our officers and directors have other business interests and conflict of interests which may not be resolved in our favor," page 12

9. Please explain in this risk factor how exactly the ownership interests your executive officers have in other companies create potential conflicts of interest with your operations, e.g. whether any of those companies have a similar business plan or intend to market competitive products, etc.

"Our officers and directors devote limited time to our business . . .," page 12

10. In this risk factor you state that each executive officer devotes approximately 35 hours per month to your business while on page 6 you indicate that each actually spends 140 hours per month on your business. Please amend your registration statement as necessary to remove this discrepancy.

Determination of Offering Price, page 17

11. We note that in September 2014, you sold 584,597 shares of common stock for $0.15 per share. Please include in this section disclosure of this private placement, including price per share. In addition, please explain how management determined that the shares being offered in this registration statement, two months after the private placement, warranted an increase to $0.50 per share.

12. Please also add a risk factor addressing the fact that the share price in this offering was arbitrarily set and "bears no relationship to any criteria of value."

Selling Stockholders, page 18

13. Please revise your table on page 19 to change the "greater than" symbol (>) to a "less than" symbol (<), as applicable.

Our Business
Overview, page 24

14. We note your statement that you plan to offer your testing kits for sale on your website using an online shopping cart. Please explain how your products have been marketed and distributed to date. If you utilize a sales force, please disclose approximately how many members it is comprised of and whether you have an agency relationship with them.

15. Please state the current market price of each of your testing kits.

The Testing Process, page 26

16. Please disclose here the degree of certainty/rate of error associated with your testing results for each kit type. In addition, please disclose the most common reasons for results errors, e.g. insufficient saliva sample, failure to comply with instructions, mislabeling, etc.

Marketing Strategy, page 26

17. Please describe the marketing strategy DNA Centers of Canada has followed since operations began in April 2009 and the differences in this strategy, if any, that you have implemented or intend to implement in the foreseeable future.

Competition, page 27

18. Please explain, to the extent of your knowledge, how your test kits differ from the products of your competitors and the extent to which, in your opinion, the quality of your products provide you with a competitive edge as opposed to your marketing strategy.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 30

19. Please explain the nature of revenues recognized to date from related parties and third parties. Revise your accounting policy disclosure accordingly.

Liquidity and Capital Resources, page 31

20. Please disclose the source of your revenues for the year ended December 31, 2013 and the six months ending June 30, 2014. To the extent revenue was derived from the sale of DNA test kits, please disclose the numbers sold for the relevant periods.

21. Please add a risk factor addressing the fact that you are currently dependent on the sale of your securities to fund your operations, rather than product sales.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Wyman at (202) 551-3660 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Brenda Hamilton, Esq.
        Hamilton & Associates Law Group, P.A.
        101 Plaza Real South, Suite 202 N
        Boca Raton, FL 33432